UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 1, 2023, Connect Biopharma Holdings Limited (the “Company”) received written notice from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) stating that the Company has regained compliance with the Nasdaq minimum bid price continued listing requirement and the matter is now closed.

The Company was previously notified by Nasdaq on November 28, 2022, that it was not in compliance with the minimum bid price requirement because the Company’s American Depositary Shares (“ADSs”) had failed to maintain a minimum bid price of $1.00 or more for 30 consecutive business days. To regain compliance, the Company’s ADSs were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days, which was achieved on January 31, 2023.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-264340) and Form S-8 (Registration Nos. 333-254524 and 333-266006) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer